CODE OF ETHICS/CONDUCT

This Code of Ethics/Conduct ("Code") covers a wide range of business practices and procedures. It does not cover every possible issue that may arise, but rather provides information as to the basic cultural business practices of Marten Transport, as well as setting forth certain rules, regulations and policies that must be followed by all employees at Marten Transport. This Code applies to all officers, members of the Board of Directors, non-driver employees, and driver employees. Each employee must conduct himself/herself in a manner consistent with this Code and seek to avoid improper behavior.

If any applicable law conflicts with this Code, the employee must comply with the law. Any such conflict issues must be brought immediately to the attention of the Director of Human Resources.

Those who violate the standards in this Code or policies of the Employee Handbook will be subject to disciplinary action up to and including termination, as well as potential civil or even criminal liability. If you are in a situation that you believe may violate or lead to a violation of this Code, or other policies in the Employee Handbook, follow the guidelines in the Compliance Procedures section of this Code or other instructions within the Employee Handbook.

1. Compliance with Laws, Rules, Regulations, Policies

Obeying the letter and the spirit of all applicable laws, rules, regulations, and policies is the foundation of ethical business practices at Marten Transport. This includes all applicable federal, state, county, and/or municipality laws, statutes, ordinances, and regulations governing our business. We also expect and require all employees to strictly follow Company policies and rules.

We do not expect that all employees will be familiar with all applicable laws, rules, and regulations; however, we do expect all employees to recognize when to seek advice from supervisors, managers, or other appropriate personnel regarding potential legal or ethical issues. We further expect and require all employees to be familiar with the Company's rules and policies as set forth in this Code and the Employee Handbook, as well as any legal and/or ethical prohibitions set forth in this Code.

2. Insider Trading

<u>Prohibition Against Trading on Undisclosed Material Information</u>

If employees are aware of material information relating to Marten Transport which has not yet been available to the public for at least three business days, he/she is prohibited from trading in Company stock or directly or indirectly disclosing such information to any other person so that he or she may trade in Company stock. Similarly, employees may not trade in the securities of any other company about which he/she has obtained undisclosed material information through Marten Transport.

It is difficult to describe exhaustively what constitutes "material" information, but employees should assume that any information, positive or negative, which might be of significance to an

investor in determining whether to purchase, sell or hold Marten Transport stock would be material. Information may be significant for this purpose even if it would not alone determine the investor's decision. Examples include Marten Transport gaining a significant new customer or losing a significant current customer, a potential business acquisition, internal financial information which departs in any way from what the market would expect, important product developments, the acquisition or loss of a major contract, or an important financing transaction. Marten Transport emphasizes that this list is merely illustrative, and does not set forth all possible situations that could involve "material" information.

Restrictions on Trading in Marten Transport Stock

To assist Marten Transport in assuring compliance with this policy and the federal laws prohibiting trading in securities while in possession of material, non-public information, the following procedures are established:

(a) Directors, executive officers and director level employees are prohibited from trading in Marten Transport stock during the following periods (unless waived by the Company's Chief Financial Officer):

- from the 25th day of the last month in each of the first three calendar quarters until the third trading day after the earnings release for that quarter; and
- from December 25 until the third trading day after the year-end earnings release.

(b) All employees are prohibited from trading in Marten Transport stock while in possession of material, non public information of the Company even if the proposed trade would be made outside of the periods set forth in paragraph (a) and even if they are not subject to the restrictions in paragraph (a).

Any questions regarding the trading restrictions or requests for assistance in complying with this policy must be directed to the Company's Chief Financial Officer, in advance of any trade in Marten Transport stock.

3. Confidentiality

Marten Transport's proprietary information includes its intellectual property such as trade secrets, patents, trademarks, and copyrights. Marten Transport's proprietary information also includes business, marketing and service plans, databases, business records, and salary information. Other than patents, trademarks, and copyrights (which are all public records), Marten Transport's other proprietary information is all subject to strict confidentiality requirements. As such, Marten Transport's "Proprietary Information" customer information, driver information, financial information, and all other materials, designs, plans, ideas, and data of this organization must never be given to, transferred, or otherwise transmitted to an outside entity or individual – including to the employee's own personal computer, e-mail or other communications devices – except through normal channels and with appropriate authorization. The protection of Proprietary Information and its trade secrets is vital to the interest and the success of Marten Transport.

Additionally, Marten Transport could face significant financial, competitive, and/or industry problems due to the unauthorized disclosure of internal information by an employee, whether or not for the purpose of facilitating improper trading in the Company's stock. Marten Transport personnel must not discuss internal business matters with anyone outside Marten Transport (including family members), except as required in the performance of their regular job duties. This prohibition applies specifically (but not exclusively) to inquiries about Marten Transport which may be made by the financial press, investment analysts or others in the financial community. This policy also prohibits employees from participating in Internet chat rooms, Internet forums, Facebook, Twitter, Yelp, or any other social media forums regarding any issues or information related to Marten Transport. It is important that all such communications on behalf of the Company be through an appropriately designated *officer under carefully controlled* circumstances. If an employee receives any inquiries of this nature, he/she must decline comment and refer the inquirer to the Director of Human Resources.

Any improper and/or unauthorized transfer of material or disclosure of information, even though it is not apparent that an employee has personally gained by such action, is unacceptable. Any employee who participated in such a practice will be subject to disciplinary action, up to and including termination, as well as face potential civil and/or criminal liability.

Help us protect our good name

In an effort to preserve the integrity of Marten Transport's corporate identity, please contact the Director of Human Resources before distributing any company logo, symbol or trademark. This is to protect Marten Transport's corporate image and to establish a set of standardized guidelines for using the Company's trademarks. Please note this policy applies to any and all use of Marten Transport logos, trademarks, or other corporate identity symbols that are distributed to vendors, media outlets, clients, customers, partners, or other third parties.

What are trademarks?

A trademark is a word, logo, acronym, name, symbol, design, tagline, slogan, or phrase that identifies the maker or supplier of a product or service and distinguishes those products and services from the products and services of the competition. Consequently, Marten Transport's trademarks are very valuable; they identify Marten Transport and represent to our customers the standards of excellence and consistent quality associated with our services.

Why protect trademarks?

Without trademarks, customers would be unable to distinguish Marten Transport's equipment, services, employees, corporate correspondence, and other tangible items, from those of other businesses. For this reason, it is important that our trademarks be used properly and consistently. Otherwise the marks can lose their integrity or become generic, at which point the marks become difficult or impossible to enforce on infringers. A list of Marten Transport's registered trademarks are attached to this Code. *See* Exhibit A attached hereto.

Any usage of the Marten Transport name or logo must be authorized with a written signature from the Director of Human Resources.

4. Conflicts of Interest

Using gifts or favors to influence business decisions is strictly prohibited. All personnel at every level of Marten Transport must comply with the following procedures.

Disclosure of Conflicts of Interest

An actual or potential conflict of interest occurs when an employee is in a position to influence a decision that may result in a personal gain for the employee, an entity affiliated with the employee or for a relative or other acquaintance as a result of Marten Transport's business dealings. For the purposes of this policy, a relative is any person who is related by blood or marriage. If an employee has any influence on transactions involving purchases, contracts, or leases by or with Marten Transport, it is strictly required that he or she must disclose to the President the existence of any actual or potential conflict of interest so that safeguards can be established to protect all parties.

Requirements for Acceptance of Gifts

Employees are required to receive permission from the President prior to the acceptance of a gift or series of gifts valued in excess of fifty dollars from another employee or a vendor, an entity affiliated with the vendor, or the employees of the vendor. The President will base his decision upon the business purpose of the gift (including vendor representation at an event), the value of the gift, the frequency of gifts received by the employees, as well as applicable laws.

Employees are also required to notify the President if they become aware of any violations of this policy by another employee. **At no time should money be accepted by an employee from any party outside Marten Transport, unless it is part of a Company sponsored collection.**

If employees have any doubt as to their responsibilities under these guidelines, they must seek clarification and guidance from the President before acting.

5. Competition and Fair Dealing

Marten Transport seeks to outperform our competition fairly and honestly. We seek competitive advantages through superior performance by our employees, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secrets without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. All employees must endeavor to respect the rights of and deal fairly with the Company's customers, suppliers, competitors, and employees. Employees must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

To maintain Marten Transport's valuable and exceptional business reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our transportation services be designed to meet our obligations. All Operations must be conducted in accordance with all applicable laws, rules, and regulations. Compliance with all governing regulatory agencies must be given priority over the opportunity to profit or gain competitive advantage.

6. Financial Reporting and Record-Keeping

Marten Transport requires hones and accurate recording and reporting in order to make responsible business decisions. All of the Company's books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal requirements and to the Company's system of internal controls.

Records must always be retained according to regulation and the Company's record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Director of Human Resources.

7. Code of Ethics for Senior Financial Management

The Company's executive officers, controller, and other employees performing similar functions who have been identified by the President are also subject to the separate Company's Code of Ethics for Senior Financial Management.

8. Protection and Proper Use of Company Assets

All employees must endeavor to protect Marten Transport's assets and ensure their efficient use. Theft, carelessness, and waste have direct impacts on the Company's profitability in a negative manner. Any suspected incident of fraud or theft must be immediately reported to a Marten Transport management official for investigation. Company equipment must not be used for non-Company business. Incidental personal use may be permitted with prior approval.

The obligation of employees to protect the Company's assets includes its proprietary information as set forth in the prior section of this Code regarding confidentiality. Proprietary information includes intellectual property such as Information Systems Program, trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information violates this policy. It could also be illegal and result in civil or even criminal penalties.

9. Waivers of the Ethics/Conduct Code

Any waiver of this Code for executive officers and directors may be made only by the Board of Directors and will be promptly disclosed if and as required by law or stock exchange regulation.

10. Reporting any Illegal or Unethical Behavior

<u>Financial Violation Reporting</u>

All employees must report suspected complaints to their supervisor, manager, controller, the Chief Financial Officer, or Chairperson of the Audit Committee of our Board of Directors. If you feel uncomfortable in reporting to these resources, you may report your complaint anonymously to National Communications Hotline (operated by an independent firm) at 1-800-826-6762. Your complaint will be forwarded anonymously to the chairperson of the Audit

Committee of our Board of Directors. You may obtain a calling card from Human Resources to assist you in reporting. No employee will face any retaliation or other negative consequences for any violations that are reported in good faith and based on truthful information.

Non-financial Violation Reporting

Report suspected complaints to your supervisor or to the Chief Financial Officer. No employee will face any retaliation or other negative consequences for any violations that are reported in good faith and based on truthful information.

Human Resources and Company Policies Violations

Report suspected complaints to your supervisor or to the Director of Human Resources. No employee will face any retaliation or other negative consequences for any violations that are reported in good faith and based on truthful information.

11. Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code and/or Marten Transport's policies as set forth in the Employee Handbook. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach any new question or problem. These are the steps to follows:

- Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

- Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

- Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

- Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your supervisor's responsibility to help solve problems.

- Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with the Director of Human Resources.

- You may report any violation in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected

within reason and consistent with applicable law, if any. The Company does not permit retaliation of any kind against employees for good faith reports of violation.

- Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

* REVISION DATE: *July, 2014*

EXHIBITA

Registered Service Marks

U.S. Service Mark Registration No. 3,208,014

MARTEN

U.S. Service Mark Registration No. 3,129,947

MARTEN MT TRANSPORT LTD.

U.S. Service Mark Registration No. 3,129,644

MARTEN

Code of Ethics/Conduct Acknowledgement Form

I have read and understand this Code of Ethics/Conduct. I further acknowledge violation of this Code might lead to disciplinary actions, including termination of employment.

_______________________________   __________

Employee Name (printed)   Date

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Signature

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Driver Number (if applicable)

*REVISION DATE: *September, 2015*